NS GROUP, INC.	September 30, 2005	Form 10-Q	Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(thousands of dollars)

	Three Months Ended		Nine Months Ended
	9/30/2005	9/30/2004	9/30/2005	9/30/2004
Earnings
Pretax income (loss)	$36,180	$25,582	$99,185	$52,048

Interest expense	142	197	477	868
Interest portion of rent expense (a)	131	126	397	355

	$36,453	$25,905	$100,059	$53,271

Fixed Charges
Interest expense	$142	$197	$477	$868
Interest portion of rent expense (a)	131	126	397	355

	$273	$323	$874	$1,223

Ratio of Earnings to Fixed Charges	133.5	80.2	114.5	43.6

(a)	One-third of rent expense is the portion deemed representative of the interest factor.